FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
AUTHORIZED CAPITAL PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER’S ID (CNPJ/MF): 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JUNE 27, 2008

DATE, TIME AND PLACE: Held on June 27, 2008, at 6:00 pm, at the Company’s headquarters, located at Avenida Brigadeiro Luiz Antônio, n.º 3.142, in the City and State of São Paulo.

PRESIDING BOARD: Chairman: Abílio dos Santos Diniz; Secretary: Marise Rieger Salzano..

CALL AND ATTENDANCE: Pursuant to Article 15, second paragraph, of the Company’s Bylaws, the call notice was waived due to the attendance of all Board of Directors’ members.

AGENDA: (i) Rectification of the number of subscribed shares informed at the Board of Directors’ Meeting held on May 27, 2008 and on June 10, 2008; (ii) Examination of the result of the capital increase through the private subscription of shares approved at the Board of Directors’ meeting held on April 8, 2008, after the end of the Period in which shareholders have the right to withdraw their Subscriptions and (iii) Partial Homologation of the Capital Stock.

RESOLUTIONS: After the meeting was convened, the Chairman requested that the correct amount of subscribed shares, after the period for subscribing the unsubscribed shares, to be written down in the minutes, was of 7,087,824 (seven million, eighty-seven thousand, eight hundred and twenty-four) preferred shares, instead of 7,080,744 (seven million, eighty thousand, seven hundred and forty-four) preferred shares, as informed at the Board of Directors’ meeting held on May 27, 2008 and on June 10, 2008 and, accordingly, there was no subscription of 626,231 (six hundred and twenty-six thousand, two hundred and thirty-one) preferred shares, instead of 633,311 (six hundred and thirty-three thousand, three hundred and eleven), as informed in the aforementioned meetings.

In relation to the second item of the Agenda, the Board members examined the results of the capital increase through private subscription of shares by the Board of Directors at the meeting held on April 08, 2008, considering that, after the period during which shareholders could exercise their preemptive right, to subscribe unsubscribed shares, and the period in which shareholders had the right to withdraw their Subscriptions, which ended June 26, 2008, out of the 7,714,055 (seven million, seven hundred and fourteen thousand, fifty-five) preferred shares, issued within the limit of the Company’s Authorized Capital, 6,143,851 (six million, one hundred and forty-three thousand, eight hundred and fifty-one) preferred shares were subscribed, at the issue price of R$ 35.46 (thirty-five Brazilian reais and forty-six centavos) per share, totaling a partial capital increase in the amount of R$ 217,860,956.46 (two hundred and seventeen million, eight hundred and sixty thousand, nine hundred and fifty-six Brazilian reais and forty-six centavos), and 1,570,204 (one million, five hundred and seventy thousand, two hundred and four) preferred shares were not subscribed.

In relation to the third item in the Agenda, and in view of the above mentioned, board members unanimously approved the partial homologation of the Company’s Capital Stock, upon issue of 6,143,851 (six million, one hundred and forty-three thousand, eight hundred and fifty-one) preferred shares, at the issue price of R$ 35.46 (thirty-five Brazilian reais and forty-six centavos) per share, totaling a capital increase in the amount of R$ 217,860,956.46 (two hundred and seventeen million, eight hundred and sixty thousand, nine hundred and fifty-six Brazilian reais and forty-six centavos).

Following the Capital Increase approved in this Meeting, the head of the company By-laws' Article 4 shall become effective with the following wording:

"ARTICLE 4 ("caput") The Company’s Capital Stock is of R$ 4,450,013,707.58 (four billion, four hundred and fifty million, thirteen thousand, seven hundred and seven Brazilian reais and fifty-eight centavos), entirely paid in and divided into 235,202,252 (two hundred and thirty-five million, two hundred and two thousand, two hundred and fifty-two) shares with no par value, of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand, eight hundred and fifty-one) common shares and 135,522,401 (one hundred and thirty-five million, five hundred and twenty-two thousand, four hundred and one) preferred shares."

APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the meeting was adjourned to draw up these minutes, which were read, found in compliance, approved and signed by the attending board members. São Paulo, June 27, 2008. President – Abilio dos Santos Diniz; Marise Rieger Salzano, Secretary. Signatures: Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre, Jacques-Edouard Marie Charret, Candido Botelho Bracher, Fábio Schvartsman, Maria Silvia Bastos Marques and Guilherme Affonso Ferreira.

This is a free English translation of the original instrument filed at the Company’s records

Marise Rieger Salzano
Secretary

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 30, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.